SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações
Earnings Release
First Quarter 2003 Results1

Rio de Janeiro, Brazil - May 6, 2003

Embratel Participações S.A. (Embratel Participações or the “Company”) NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of Empresa Brasileira de Telecomunicações S.A. (“Embratel”).

1 All financial figures are in Reais and based on consolidated financial in “Brazilian Corporate Law”

FIRST QUARTER 2003 EBITDA of R$369 million
Quarter-over-quarter 17 percent increase
Embratel generated R$283 million in free cash flow after capex

Highlights

-	Net revenues were R$1.7 billion.
-	Embratel's first quarter EBITDA was R$369 million representing a 16.7 percent increase quarter-over-quarter and a 13.6 percent increase over the same quarter of the previous year.
-

Collections continued to improve enabling allowance for doubtful accounts to drop for the fifth consecutive quarter to R$106 million or 4.9 percent of gross revenues (6.2 percent of net revenues) compared to 6.1 percent of gross revenues in the last quarter of 2002 and 7.3 percent in the comparable 2002 quarter. In absolute terms, provision for doubtful accounts dropped 38.9 percent year-over-year.

-	The voice aging profile has continued to improve: approximately 72.4 percent of net voice receivables were current at the end of the first quarter compared to 67.9 percent at the end of December 2002.
-

Net income in the first quarter of 2003 was R$11 million, including a one-time charge of R$39 million relative to the settlement of a tax contingency. Without this one-time charge, net income in the quarter would have been R$37 million.

-	EBIT in the first quarter of 2003 was R$77 million, rising 47.8 percent over the first quarter of 2002.
-	Total capital expenditures in the quarter were R$86 million.
-	Free cash flow after capex was R$283 million.
-	During the quarter Embratel concluded its 2003 and first half of 2004 financing program extending the maturity of US$882 million (R$2,957 million) for two years.
-	Approximately US$93 million (R$314 million), net of new financing, were amortized during the quarter.
-	More than 800 contracts for local services had already been signed by the end of first quarter.

Embratel has adopted the procedure of reporting international voice revenues on a gross basis to reflect recent changes in industry practices. Such revenues were previously reported net of international settlement payments which are now being classified as interconnection costs. While this change does not impact gross profit and the practice previously followed by the Company was in accordance with industry practice, the changed practice is currently understood as preferable. As a result of this change, prior period gross and net international voice revenues as well as interconnection costs have been restated to reflect such change. Accordingly, revenue growth and revenue based ratios and margins have changed. Exhibit 18 (attached) presents restated revenues and interconnection costs.

Data Communication Services

Circuit growth continues to be strong

Embratel data communications revenues (data & Internet and wholesale) were R$455 million in first quarter of 2003, representing a 1.1 percent increase relative to the first quarter 2002. Compared to the previous 2002 quarter when data revenues benefited from services provided in the presidential elections, data revenues declined 3.3 percent.

Data market trends in the first quarter of 2003 did not vary substantially from the previous quarter. Price reductions for Internet services continues. Contract renewals during the quarter started to incorporate price inflation adjustments. Circuit growth expressed in 2Mbit equivalent units grew 47.9 percent year-over year and 10.3 percent when compared to the fourth quarter of 2002.

Embratel continues to invest in access for data services. Digital copper wire networks, Acesso Digital Embratel (ADE), are being extended replacing expensive third party leased lines with our own networks. Over 40 digital metallic networks have been built, of which 13 were finished in the first quarter of 2003. Clients are being migrated from third party to our own access networks, thereby reducing our cost of services.

Voice Services

Embratel is focused on enhancing the growth of profitable revenues. Coordinated actions involving collection strategies (including blocking lines, co-billing, internet and automatic bill payment) and targeting clients with appropriate services and calling plans are being refined to optimize returns. Certain activities, such as blocking lines due to fraud or delinquency, induce reductions in revenues while increasing the profitability of Embratel's revenues.

Domestic Long Distance

Profitable revenues trend continues

Net domestic long distance revenues in the first quarter of 2003 were R$955 million representing a decline of 5.6 percent from the previous 2002 quarter and 14.7 percent year-over-year. On a quarter over-quarter basis the decline is explained largely by seasonal factors (fewer business days and holidays) as well as by the effect of blocking of delinquent and fraudulent lines.

Average domestic long distance revenue per minute in the first quarter of 2003 rose 6.2 percent year-over-year and 8.5 percent compared to the prior quarter, reinforcing our focus on profitable revenues.

International Long Distance

Continued stability

International long distance revenues were R$226 million in the first quarter of 2003 representing a 3.0 percent decline from the previous quarter. Seasonal factors as well as competition contributed to this outcome. Compared to the first quarter of 2002, international revenues were stable, mostly due to the positive impact of stronger inbound revenues.

Local Services

Embratel's local services continue to expand. In total, 70 cities, including all state capitals, are covered by Embratel's local services. By the end of first quarter 2003, more than 800 contracts had been signed as medium, large and government clients are attracted by finally having a choice for local services.

As Brazil's premium telecommunications provider, Embratel has been able to attract new local service customers by extending its superior quality and reliability into the local market, attracting both traditional data and long distance customers as well as new. Attributes of its local services include competitive pricing, detailed local call billing and specialized customer support.

Embratel is currently the only telecommunications company providing corporate local services in all regions of Brazil.

EBITDA

EBITDA was R$369 million in the first quarter 2003 representing a 16.7 percent increase relative to an EBITDA of R$316 million in fourth quarter of 2002 and a 13.6 increase over the same period of the previous year. EBITDA margin rose by 3.9 percentage points reaching 21.6 percent in the first quarter 2003. The primary reasons for this growth were improved collections, lower interconnection costs and reduced billing expenses (third party services).

Allowance for doubtful accounts dropped for the fifth consecutive quarter to R$106 million, or 4.9 percent of gross revenues (6.2 percent of net revenues). This is a significant reduction when compared to the fourth quarter of 2002 when provision for doubtful accounts represented 6.1 percent of gross revenues (7.7 of net revenues). It shows that Embratel's actions to improve collections, focus on profitable revenues and target clients with specific calling plans are producing returns. In absolute terms, provision for doubtful accounts dropped 22.8 and 38.9 percent quarter-over-quarter and year-over-year, respectively.

Also continuing to contribute to the improvement in EBITDA is the relative reduction in interconnection costs. Directing more and more traffic to Embratel's own network which include PPI construction and also other telco management efficiencies, have helped to keep this major cost item down. In the quarter, we added 24 PPIs.

Overall third party services dropped from 15.5 to 13.6 percent of net revenues. Continued pro-active actions, such as self-enveloping bills, combined with increased usage of co-billing (lower printing and banking fees and postage expenses) have helped to reduce overall billing costs. In addition, Anatel has mandated reductions in co-billing rates, further reducing overall billing costs.

EBIT

In the first quarter 2003, EBIT was R$77 million increasing from R$15 million in the previous quarter, evidencing the improvement in the company's operating performance. Compared to the first quarter of 2002, EBIT rose 47.8 percent.

Net Income

First quarter net income was R$11 million

In the first quarter of 2003, net income was R$11 million compared to a net income of R$112 million in the fourth quarter of 2002 and a loss of R$36 million in the same period of 2002. In addition to the improvement in EBIT, bottom line was positively impacted by the currency parity on the company's foreign currency non-hedged debt. In the quarter, we made a one-time payment of R$39 million relative to the settlement of a tax contingency due to income tax on remittances to foreign telecommunications companies, as described in the Subsequent Event section of our fourth quarter 2002 financial statements. Without this one-time charge, net income in the first quarter 2003 would have been R$37 million.

Financial Position

2003 and first half of 2004 financing is concluded. R$314 million of debt repaid during the quarter

On March 17, 2003, Embratel closed its financing program, rolling over debt maturing in 2003 and the first half of 2004. The purpose of this financing program was to: (1) reduce Embratel’s overall debt; (2) eliminate refinancing risk in 2003; and (3) reduce financing requirements in 2004. Embratel has achieved these three objectives.

The extended maturities will ensure that Embratel continues to invest in quality services and networks to serve corporate, government and residential customers. The financing program essentially eliminates Embratel’s refinancing risk in 2003 and reduces its financing requirements in 2004. Embratel has retained the ability to prepay debt from excess cash flow or new debt as market conditions improve. The conclusion of this financing program improves Embratel’s overall credit standing and puts it in a stronger financial position. Embratel has also maintained the operational flexibility it needs to implement its business plan.

Following the closing, a few other financial institutions joined the program under the same conditions and as a result the total amount of the financing rose from US$861 million (R$2,889 million) to US$882 million (R$2,957 million). Approximately US$306 million (R$1,057 million) of debt matured in the first quarter of 2003. Net debt amortized during the quarter was US$93 million (R$314 million).

Embratel's hedged debt/currency profile is presented in Exhibit 11 below.

Exhibit 11                                                       Dec 31, 2002                           Mar 31, 2003

Embratel Participações S.A.                                 Amounts in         %     Amounts in         %     Average Cost
                                                           R$ thousands             R$ thousands                of Debt           Maturity

Hedged (notional amount) and reais short term debt           1,599,623     62.3%       988,944      51.3%      84,67% CDI      up to 1,0 year
Unhedged short term debt                                       966,859     37.7%       937,685      48.7%     US+6,99% pa      up to 1,0 year
Total short term debt                                        2,566,482      100%     1,926,630       100%

Hedged (notional amount) and reais long term debt              246,894     10.6%       720,024      27.2%      93,86% CDI      up to 4,2 years
Unhedged long term debt                                      2,078,559     89.4%     1,923,554      72.8%     US+8,22% pa      up to 7,4 years
Total long term debt                                         2,325,453      100%     2,643,578       100%

Total hedged and reais debt                                  1,846,517     37.7%     1,708,968      37.4%
Total unhedged debt                                          3,045,418     62.3%     2,861,239      62.6%
Total debt (net of hedge gains)                              4,891,935      100%     4,570,208       100%

The short-term debt reflected above does not include the full benefit of the financing program. Even though contracts have been entered into that require extension of maturities on the debt, the reclassification from short-term to long-term debt only occurs at the time of the original loan maturity.

Embratel ended the first quarter of 2003 with a cash position of R$526 million. In addition, at the end of the quarter, R$75.8 million of cash was reflected in Other Current Assets as this amount was applied as a temporary guarantee which was subsequently liquidated in early April. The decline in cash is associated with debt repayment and other settlements. Total outstanding debt is R$4.6 billion, of which R$1.9 billion is short term debt.

Accounts Receivables

The company's net receivable position on March 31, 2003 was R$1.5 billion an improvement of more than R$90 million relative to the previous 2002 quarter. The voice aging profile has continued to improve: approximately 72.4 percent of net voice receivables were current at the end of the first quarter of 2003 compared to 67.9 percent at the end of December 2002. Days sales outstanding, based on net receivables, was 62 in first quarter 2003, down from 67 and 73 in fourth quarter 2002 and first quarter 2002, respectively.

Exhibit 12                                                     Gross Receivables

Embratel Participações SA                                2003              2002
R$ thousands                                            Mar 31            Dec 31

Accounts Receivables
Voice Services                                       2,729,216         2,676,977
Data, Telco and Other Services                         588,316           585,377
Foreign Administrations                                279,183           319,126
Gross Receivables                                    3,596,715         3,581,480
Allowance for Doubtful Accounts                    (2,095,854)       (1,990,484)
Net Receivables                                      1,500,861         1,590,996

Exhibit 13                                               Net Account Receivables

Embratel Participações SA                                2003              2002
R$ thousands                                            Mar 31            Dec 31

Voice Services                                         744,391           788,752
Current                                                  72.4%             67.9%
1-60 days                                                20.3%             23.1%
61-120 days                                               7.3%              9.0%
> 120 days                                                   0                 0

CAPEX

Total capital expenditures in the quarter were R$86 million. The breakout of this expenditure is the following: local infrastructure and access - 10.7 percent (including PPIs); data and Internet services - 46.8 percent; network infrastructure - 7.4 percent, others - 18.8 percent and Star One - 16.3 percent. The bulk of the investments included in "others" are investments in IT and in switches.

Regulatory

February 27, as part of an administrative process submitted by Embratel, the Antitrust Agency (CADE) adopted a landmark preventive decision against Telefonica on the grounds that the possibility of price discrimination of leased lines for local access would constitute an anti-competitive practice prohibited by law. CADE concluded that irreparable damage to market competition could occur and among a variety of measures it required Telefonica to immediately stop such practice, as well as to provide ample disclosure of prices and discounts practiced for such services. Telefonica has appealed before CADE, the decision continues to be in effect.

A month later, and based on a different process also submitted by Embratel, Anatel adopted a similar preventive action against Brasil Telecom on the same grounds, that is, the possibility of price discrimination of leased lines for local access would constitute an anti-competitive practice prohibited by law. In addition to the preventive measures imposed by CADE on Telefonica, Anatel required Brasil Telecom to charge Embratel the same price for leased lines than the best price offered to any of its customers. Brasil Telecom has appealed before CADE and requested and obtained an injunction from a Court of Law. We expect the injunction to be lifted soon after Anatel submission of additional information required by the Judge or after CADE's final decision.

These actions mark the first time the Brazilian regulators have explicitly acted on behalf of competition in telecommunications.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is uniquely positioned to be the country's only true national local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibit 15

Embratel Participações SA
Corporate Law                                                                                     Quarter ending                                                          % change
Consolidated Income Statement                                2003                                 2002                                2002
R$ thousands                                                Mar 31               %               Mar 31              %               Dec 31               %           Y-o-Y      Q-o-Q

Revenues
Gross revenues                                            2,181,691                            2,371,797                           2,253,149                          -8.0%      -3.2%
Taxes & other deductions                                   (472,949)                            (519,667)                           (467,034)                         -9.0%       1.3%
Net revenues                                              1,708,742            100.0%          1,852,130           100.0%          1,786,115            100.0%        -7.7%      -4.3%
Net voice revenues                                        1,180,942             69.1%          1,347,191            72.7%          1,244,079             69.7%                   -5.1%
Net Domestic long distance                                  954,684             55.9%          1,119,337            60.4%          1,010,842             56.6%       -14.7%      -5.6%
Net International long distance                             226,258             13.2%            227,854            12.3%            233,237             13.1%        -0.7%      -3.0%
Net data communications                                     455,206             26.6%            450,133            24.3%            470,624             26.3%         1.1%      -3.3%
Data & Internet                                             434,743             25.4%            429,988            23.2%            451,321             25.3%         1.1%      -3.7%
Wholesale                                                    20,463              1.2%             20,145             1.1%             19,303              1.1%         1.6%       6.0%
Net other services                                           72,594              4.2%             54,806             3.0%             71,412              4.0%        32.5%       1.7%

Net revenues                                              1,708,742            100.0%          1,852,130           100.0%          1,786,115            100.0%        -7.7%      -4.3%

Cost of Services                                           (911,289)           -53.3%         (1,015,784)          -54.8%           (979,148)           -54.8%       -10.3%      -6.9%
Personnel                                                   (49,543)            -2.9%            (51,861)           -2.8%            (70,000)            -3.9%        -4.5%     -29.2%
Third-party services                                        (58,468)            -3.4%            (45,995)           -2.5%            (54,135)            -3.0%        27.1%       8.0%
Interconnection & facilities                               (788,902)           -46.2%           (909,701)          -49.1%           (839,621)           -47.0%       -13.3%      -6.0%
Others                                                      (14,376)            -0.8%             (8,227)           -0.4%            (15,392)            -0.9%        74.7%      -6.6%

Selling expenses                                           (206,198)           -12.1%           (281,823)          -15.2%           (262,810)           -14.7%       -26.8%     -21.5%
Personnel                                                   (56,881)            -3.3%            (59,934)           -3.2%            (65,473)            -3.7%        -5.1%     -13.1%
Third-party services                                        (40,834)            -2.4%            (45,109)           -2.4%            (57,461)            -3.2%        -9.5%     -28.9%
Allowance for doubtful accounts                            (106,153)            -6.2%           (173,694)           -9.4%           (137,458)            -7.7%       -38.9%     -22.8%
Others                                                       (2,330)            -0.1%             (3,086)           -0.2%             (2,418)            -0.1%       -24.5%      -3.6%

G&A expenses                                               (225,983)           -13.2%           (231,301)          -12.5%           (244,090)           -13.7%        -2.3%      -7.4%
Personnel                                                   (30,063)            -1.8%            (36,052)           -1.9%            (33,827)            -1.9%       -16.6%     -11.1%
Third-party services                                       (133,367)            -7.8%           (133,330)           -7.2%           (165,650)            -9.3%         0.0%     -19.5%
Taxes                                                       (36,744)            -2.2%            (42,866)           -2.3%            (27,064)            -1.5%       -14.3%      35.8%
Employees' profit sharing                                   (13,527)            -0.8%             (8,754)           -0.5%             (8,114)            -0.5%        54.5%      66.7%
Others                                                      (12,282)            -0.7%            (10,299)           -0.6%             (9,435)            -0.5%        19.3%      30.2%

Other operating income/(expense)                              3,571              0.2%              1,489             0.1%             15,866              0.9%       139.8%     -77.5%
EBITDA                                                      368,843             21.6%            324,711            17.5%            315,933             17.7%        13.6%      16.7%
Depreciation and amortization                              (291,590)           -17.1%           (272,453)          -14.7%           (300,567)           -16.8%         7.0%      -3.0%
Operating income (EBIT)                                      77,253              4.5%             52,258             2.8%             15,366              0.9%        47.8%

Financial income (including monetary and
exchange variation)                                          47,510              2.8%             36,427             2.0%             64,899              3.6%        30.4%     -26.8%
Interest income                                              51,731              3.0%             31,886             1.7%             54,807              3.1%        62.2%      -5.6%
Exchange and monetary variation                              (4,221)            -0.2%              4,541             0.2%             10,092              0.6%
Financial expense (including monetary and
exchange variation)                                         (55,523)            -3.2%           (135,414)           -7.3%            101,042              5.7%       -59.0%
Interest expense                                           (109,009)            -6.4%            (92,142)           -5.0%           (106,931)            -6.0%        18.3%       1.9%
Exchange and monetary variation                              53,486              3.1%            (43,272)           -2.3%            207,973             11.6%       223.6%     -74.3%
Other non-operating income/(expense)                        (39,477)            -2.3%              2,071             0.1%               (583)             0.0%
Net income before tax and minority interest                  29,763              1.7%            (44,658)           -2.4%            180,724             10.1%
Income tax and social contribution                          (12,106)            -0.7%             11,170             0.6%            (60,911)            -3.4%                  -80.1%
Minority interest                                            (6,989)            -0.4%             (2,952)           -0.2%             (7,871)            -0.4%       136.8%     -11.2%
Net income / (loss)                                          10,668              0.6%            (36,440)           -2.0%            111,942              6.3%

End of period shares outstanding (000)                  332,629,361                          332,932,361                         332,629,361
Earnings per 1000 shares                                       0.03                                (0.11)                               0.34

Exhibit 16

Embratel Participações SA
Corporate Law                                                                            Quarter ending                                                                            % change
Consolidated Income Statement                          2003                                   2002                                      2002
R$ thousands                                          Mar 31            %                    Mar 31                %                   Dec 31              %                Y-o-Y             Q-o-Q

Revenues
Gross revenues                                       2,181,691                              2,371,797                                 2,253,149                             -8.0%             -3.2%
Taxes & other deductions                              (472,949)                              (519,667)                                 (467,034)                            -9.0%              1.3%
Net revenues                                         1,708,742        100.0%                1,852,130           100.0%                1,786,115          100.0%             -7.7%             -4.3%
Personnel                                             (136,487)        -8.0%                 (147,847)           -8.0%                 (169,300)          -9.5%             -7.7%            -19.4%
Third-party services                                  (232,669)       -13.6%                 (224,434)          -12.1%                 (277,246)         -15.5%              3.7%            -16.1%
Interconnection & facilities                          (788,902)       -46.2%                 (909,701)          -49.1%                 (839,621)         -47.0%            -13.3%             -6.0%
Allowance for doubtful accounts                       (106,153)        -6.2%                 (173,694)           -9.4%                 (137,458)          -7.7%            -38.9%            -22.8%
Taxes                                                  (36,744)        -2.2%                  (42,866)           -2.3%                  (27,064)          -1.5%            -14.3%             35.8%
Employees' profit sharing                              (13,527)        -0.8%                   (8,754)           -0.5%                   (8,114)          -0.5%             54.5%             66.7%
Others                                                 (28,988)        -1.7%                  (21,612)           -1.2%                  (27,245)          -1.5%             34.1%              6.4%
Total Operating Costs/Expenses                      (1,343,470)       -78.6%               (1,528,908)          -82.5%               (1,486,048)         -83.2%            -12.1%             -9.6%

Other operating income/(expense)                         3,571          0.2%                    1,489             0.1%                   15,866            0.9%            139.8%            -77.5%
EBITDA                                                 368,843         21.6%                  324,711            17.5%                  315,933           17.7%             13.6%             16.7%

Net income / (loss)                                     10,668          0.6%                  (36,440)           -2.0%                  111,942            6.3%            129.3%            -90.5%

End of period shares outstanding (000)             332,629,361                            332,932,361                               332,629,361
Earnings per 1000 shares                                  0.03                                  (0.11)                                     0.34

Exhibit 17

Embratel Participações SA
Corporate Law - Consolidated Balance Sheet                  2003           2002
R$ thousands                                               Mar 31         Dec 31

Assets
Cash and cash equivalents                                 525,999        886,991
Account receivables, net                                1,500,861      1,590,996
Deferred and recoverable taxes                            490,960        437,838
Other current assets                                      361,040        249,055
Current assets                                          2,878,860      3,164,880
Deferred and recoverable taxes                          1,207,762      1,185,636
Legal deposits                                            280,476        270,011
Other non-current assets                                   41,889         40,385
Non-current assets                                      1,530,127      1,496,032
Investments                                               263,422        267,042
Net property, plant & equipment                         7,599,570      7,795,867
Deferred fixed assets                                     111,638        121,787
Permanent assets                                        7,974,630      8,184,696
Total assets                                            2,383,617     12,845,608

Liabilities
Personnel, charges and social benefits                    106,455        118,075
Accounts payable and accrued expenses                   1,626,273      1,680,690
Taxes and contributions                                   271,000        252,284
Dividends and interest on capital payable                  23,434         23,466
Proposed dividends and interest on capital                 14,254         14,254
Short term debt and current portion of long term debt   1,926,630      2,566,482
Provisions for contigencies                                52,761         53,378
Acturial liabilities -Telos                                68,209         63,973
Employees' profit sharing                                  38,649         42,113
Subsidiaries and associated companies                       8,065         96,671
Other current liabilities                                 130,214        121,457
Current liabilities                                     4,265,944      5,032,843
Taxes and contributions                                    55,516         55,557
Long term debt                                          2,643,578      2,325,453
Acturial liabilities -Telos                               310,579        338,982
Other non-current liabilities                              27,008         27,008
Non-current liabilities                                 3,036,681      2,747,000
Deferred income                                           119,351        121,889
Minority interest                                         231,153        224,083
Paid in capital                                         2,273,913      2,273,913
Revenue reserves                                        1,912,113      1,912,113
Treasury stock                                           (41,635)       (41,635)
Retained earnings                                         586,097        575,402
Shareholders' equity                                    4,730,488      4,719,793
Total liabilities and shareholders' equity             12,383,617     12,845,608

Total borrowed funds                                    4,570,208      4,891,935
Net debt                                                4,044,209      4,004,944
Net debt/Shareholders equity                                 0.85           0.85

Exhibit 18

Embratel Participações SA
                                                                   2001                                                   2002                                                2003
                                                                    YTD
R$ thousands                                                       Dec 31                Mar 31               Jun 30                Sep 30               Dec 31              Mar 31

Net voice revenues                                                5,686,476            1,347,191             1,371,647             1,325,145            1,244,079           1,180,942

Net Domestic long distance                                        4,555,279            1,119,337             1,134,346             1,092,271            1,010,842             954,684
International long distance (outbound & inbound)                  1,131,197              227,854               237,301               232,874              233,237             226,258
Net revenues                                                      7,735,081            1,852,130             1,886,329             1,847,055            1,786,115           1,708,742

Cost of Services                                                 (4,299,726)          (1,015,784)           (1,027,842)             (996,862)            (979,148)           (911,289)

Interconnection & facilities (TU-RL, TU-RIU, TU-M, Leased
 lines, internacional settlement)                                (3,841,612)            (909,701)             (915,333)             (874,188)            (839,621)           (788,902)

Interconnection (% of net revenues)                                   -49.7%               -49.1%               -48.5%                -47.3%               -47.0%              -46.2%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19,, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.